FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 16, 2017

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2016

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a fiscal year 2016 net loss of $512.5 million ($24.18 net loss per diluted share after payment of preferred share dividends) compared to fiscal year 2015 net earnings of $567.7 million ($23.15 net earnings per diluted share after payment of preferred share dividends), reflecting net losses on investments, particularly in the fourth quarter, more then offsetting strong operating income. Book value per basic share at December 31, 2016 was $367.40 compared to $403.01 at December 31, 2015 (a decrease of 6.4% adjusted for the $10 per common share dividend paid in the first quarter of 2016).

"Our insurance companies continued to have excellent underwriting performance in the fourth quarter and full year of 2016 with consolidated combined ratios of 90.1% and 92.5% respectively. In 2016, all of our insurance companies again had combined ratios less than 100%, with Zenith National at 79.7%, Fairfax Asia at 86.4% and OdysseyRe at 88.7%. Our operating income was strong at $1,039 million. Net losses on investments of $1,204 million were primarily as a result of fundamental changes in the U.S. in the fourth quarter that may bolster economic growth and business development in the future. Consequently, we removed all our defensive equity index hedges and reduced the duration of our bond portfolios to approximately one year. Our investment actions resulted in our having cash and short term investments in excess of $10 billion at year-end," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "In the fourth quarter we announced our agreement to purchase Allied World for $4.9 billion, a transformative acquisition for Fairfax. We continue to be soundly financed, with year-end cash and marketable securities in the holding company approaching $1.4 billion."

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2016	2015	2016	2015
Gross premiums written	2,244.1	2,202.4	9,534.3	8,655.8
Net premiums written	1,954.6	1,910.5	8,088.4	7,520.5

Underwriting profit	197.4	264.2	575.9	704.5
Interest and dividends - insurance and reinsurance	101.2	96.1	463.3	477.0
Operating income	298.6	360.3	1,039.2	1,181.5
Run-off (excluding net gains (losses) on investments)	(121.0)	(67.6)	(149.4)	(74.1)
Non-insurance operations	57.5	44.6	133.5	127.8
Corporate overhead, interest expense and other	(126.3)	(63.1)	(374.0)	(351.5)
Net losses on investments	(1,073.7)	(200.1)	(1,203.6)	(259.2)
Pre-tax income (loss)	(964.9)	74.1	(554.3)	624.5
Income taxes and non-controlling interests	263.4	29.3	41.8	(56.8)
Net earnings (loss) attributable to shareholders of Fairfax	(701.5)	103.4	(512.5)	567.7

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights for 2016 included the following:

•
The combined ratio of the insurance and reinsurance operations was 92.5% on a consolidated basis, producing an underwriting profit of $575.9 million, compared to a combined ratio and underwriting profit of 89.9% and $704.5 million respectively in 2015, primarily reflecting greater catastrophe losses in 2016.

•
Net premiums written by the insurance and reinsurance operations increased by 10.7% to $7,905.0 million, primarily reflecting that Brit was consolidated only in June 2015 (net premiums written increased by 3.8% excluding Brit).

•
The insurance and reinsurance operations produced operating income (excluding net losses on investments) of $1,039.2 million, compared to $1,181.5 million in 2015, reflecting decreased underwriting profit and lower share of profit of associates, partially offset by increased interest income.

•
Interest and dividend income of $555.2 million increased from $512.2 million in 2015. As at December 31, 2016, subsidiary cash and short term investments accounted for 37.4% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $3,263.9 million at December 31, 2016 and $4,946.2 million at December 31, 2015).

•	Net investment losses of $1,203.6 million in 2016 (net investment losses of $259.2 million in 2015) consisted of the following:

	Fourth quarter of 2016
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	(180.7)	334.6	153.9
Equity hedges and short equity exposures	(2,681.4)	2,334.1	(347.3)
Net equity exposures	(2,862.1)	2,668.7	(193.4)
Bonds	150.9	(932.4)	(781.5)
CPI-linked derivatives	—	(62.2)	(62.2)
Other	195.9	(232.5)	(36.6)
	(2,515.3)	1,441.6	(1,073.7)

	Year ended December 31, 2016
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	(184.2)	79.5	(104.7)
Equity hedges and short equity exposures	(2,634.8)	1,441.9	(1,192.9)
Net equity exposures	(2,819.0)	1,521.4	(1,297.6)
Bonds	648.7	(326.0)	322.7
CPI-linked derivatives	—	(196.2)	(196.2)
Other	98.9	(131.4)	(32.5)
	(2,071.4)	867.8	(1,203.6)

•
Included in realized losses in 2016 was a loss of $2,663.9 million realized in the fourth quarter when the company, recognizing fundamental changes in the U.S. which obviated the need for defensive equity hedges, discontinued its economic equity hedging strategy, closing all of its short positions in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes effected through total return swaps.

•
On October 10, 2016 the company completed the acquisition of an 80% interest in PT Asuransi Multi Artha Guna Tbk. ("AMAG") from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 million. Fairfax Indonesia will be integrated with AMAG and AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is an established general insurer in Indonesia.

•
On October 18, 2016 the company agreed to acquire from American International Group ("AIG") insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, the Czech Republic, Hungary, Poland, Romania and Slovakia. Through an ongoing partnership, Fairfax will support and service AIG's multinational business in the countries where business operations are acquired. Total consideration will be approximately $240 million. Each transaction is subject to customary closing conditions, including relevant regulatory approvals, and each transaction is expected to close during 2017.

•
On December 7, 2016 the company completed the acquisition of a 100% interest in Bryte Insurance Company Limited (formerly known as Zurich Insurance Company South Africa Limited) ("Bryte Insurance") from Zurich Insurance Company Ltd. for $128.0 million (1.8 billion South African rand). Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.

•
On December 16, 2016 the company completed an underwritten public offering of Cdn$450 million principal amount of 4.70% senior notes due 2026, realizing proceeds of $334.5 million (Cdn$446.2 million) net of commissions and expenses. On January 30, 2017 the company announced cash tender offers to purchase a targeted aggregate principal amount of up to Cdn$250 million of its outstanding senior notes due 2019, 2020 and 2021.

•
On December 18, 2016, the company entered into an agreement to acquire all of the issued and outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World"), a market-leading global property, casualty and specialty insurer and reinsurer. Under the terms of the agreement, Allied World shareholders would receive a combination of Fairfax subordinate voting shares and cash equal to $54.00 per Allied World share, for a total equity value of approximately $4.9 billion. On January 27, 2017, the company entered into an agreement pursuant to which Ontario Municipal Employees Retirement System will invest $1 billion in order to indirectly acquire approximately 21% of the issued and outstanding shares of Allied World simultaneously with the acquisition of Allied World by Fairfax. Closing of the transaction is subject to regulatory approvals and certain Allied World shareholder approvals, and is expected to occur in the second quarter of 2017.

•
The company held $1,371.6 million of cash, short term investments and marketable securities at the holding company level ($1,329.4 million net of short sale and derivative obligations) at December 31, 2016, compared to $1,276.5 million ($1,275.9 million net of short sale and derivative obligations) at December 31, 2015.

•
The company's total debt to total capital ratio increased from 21.8% at December 31, 2015 to 28.7% at December 31, 2016 as a result of debt issued during 2016 by the company, Fairfax India and Cara to finance various purchases and of the company's lower shareholders' equity at the end of 2016.

•
At December 31, 2016 the company owned $110.4 billion notional amount of CPI-linked derivative contracts with an original cost of $670.0 million, a market value of $83.4 million, and a remaining weighted average life of 5.6 years. The majority of the contracts are based on the underlying United States CPI index (53.8%) or the European Union CPI index (39.5%).

		($ in millions)
Underlying CPI Index	Floor Rate(1)	Average Life (in years)	Notional Amount	Cost	Cost(2) (in bps)	Market Value	Market Value(2) (in bps)	Unrealized Loss
United States	0.0%	5.7	$46,725.0	$286.9	61.4	$35.2	7.5	$(251.7)
United States	0.5%	7.8	12,600.0	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	43,640.4	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	4,077.6	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,322.5	20.7	62.3	0.9	2.7	(19.8)
		5.6	$110,365.5	$670.0		$83.4		$(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

•	At December 31, 2016 common shareholders' equity was $8,484.6 million, or $367.40 per basic share, compared to $8,952.5 million, or $403.01 per basic share, at December 31, 2015.
Subsequent to year-end:

•
On January 13, 2017, the company purchased 12,340,500 subordinate voting shares of Fairfax India for $145.0 million in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 million net of commissions and expenses.

•
On February 8, 2017 the company agreed to acquire a 100% interest in Tower Limited ("Tower") for approximately $144 million (197 million New Zealand dollars). Closing of the transaction is subject to regulatory approvals and certain Tower shareholder approvals, and is expected to occur in the second quarter of 2017. Tower is a general insurer in New Zealand and the Pacific Islands.

•
On or about February 17, 2017 the company will purchase 30,000,000 multiple voting shares of newly incorporated Fairfax Africa in a private placement, and 2,500,000 subordinate voting shares of Fairfax Africa as part of that corporation's IPO, for total consideration of $325 million. Through private placements and the IPO, Fairfax Africa will raise gross proceeds of approximately $502 million (net proceeds of approximately $490 million after issuance costs and expenses). The company's multiple voting and subordinate voting shares will represent approximately 98.8% of the voting rights and 64.7% of the equity interest in Fairfax Africa at the close of the private placements and the IPO. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

There were 23.1 million and 22.2 million weighted average shares outstanding during the fourth quarters of 2016 and 2015 respectively. At December 31, 2016 there were 23,093,566 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release.

As previously announced, Fairfax will hold a conference call to discuss its 2016 results at 8:30 a.m. Eastern time on Friday, February 17, 2017. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 3, 2017. The replay may be accessed at 1 (888) 566-0452 (Canada or U.S.) or 1 (203) 369-3048 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2016 and December 31, 2015
(unaudited - US$ millions)

	December 31, 2016	December 31, 2015
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $94.4; December 31, 2015 – $62.8)	1,371.6	1,276.5
Insurance contract receivables	2,917.5	2,546.5

Portfolio investments
Subsidiary cash and short term investments	9,938.0	6,641.6
Bonds (cost $8,699.1; December 31, 2015 – $11,258.9)	9,323.2	12,286.6
Preferred stocks (cost $111.2; December 31, 2015 – $220.5)	69.6	116.6
Common stocks (cost $4,824.0; December 31, 2015 – $6,004.2)	4,158.8	5,358.3
Investments in associates (fair value $2,955.4; December 31, 2015 – $2,185.9)	2,393.0	1,730.2
Derivatives and other invested assets (cost $546.2; December 31, 2015 – $628.5)	179.7	500.7
Assets pledged for short sale and derivative obligations (cost $223.9; December 31, 2015 – $322.9)	228.5	351.1
Fairfax India cash and portfolio investments (cost $983.0; December 31, 2015 – $848.7)	1,002.6	847.4
	27,293.4	27,832.5

Deferred premium acquisition costs	693.1	532.7
Recoverable from reinsurers (including recoverables on paid losses – $290.9; December 31, 2015 – $286.3)	4,010.3	3,890.9
Deferred income taxes	732.6	463.9
Goodwill and intangible assets	3,847.5	3,214.9
Other assets	2,518.4	1,771.1
Total assets	43,384.4	41,529.0

Liabilities
Accounts payable and accrued liabilities	2,888.6	2,555.9
Income taxes payable	35.4	85.8
Short sale and derivative obligations (including at the holding company – $42.2; December 31, 2015 – $0.6)	234.3	92.9
Funds withheld payable to reinsurers	416.2	322.8
Insurance contract liabilities	23,222.2	23,101.2
Borrowings – holding company and insurance and reinsurance companies	3,908.0	3,067.5
Borrowings – non-insurance companies	859.6	284.0
Total liabilities	31,564.3	29,510.1

Equity
Common shareholders’ equity	8,484.6	8,952.5
Preferred stock	1,335.5	1,334.9
Shareholders’ equity attributable to shareholders of Fairfax	9,820.1	10,287.4
Non-controlling interests	2,000.0	1,731.5
Total equity	11,820.1	12,018.9
	43,384.4	41,529.0

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2016 and 2015
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2016	2015	2016	2015
Revenue
Gross premiums written	2,244.1	2,202.4	9,534.3	8,655.8
Net premiums written	1,954.6	1,910.5	8,088.4	7,520.5

Gross premiums earned	2,415.1	2,346.8	9,209.7	8,581.7
Premiums ceded to reinsurers	(331.7)	(311.4)	(1,347.5)	(1,210.7)
Net premiums earned	2,083.4	2,035.4	7,862.2	7,371.0
Interest and dividends	136.3	145.1	555.2	512.2
Share of profit (loss) of associates	(32.6)	11.8	24.2	172.9
Net losses on investments	(1,073.7)	(200.1)	(1,203.6)	(259.2)
Other revenue	661.3	455.0	2,061.6	1,783.5
	1,774.7	2,447.2	9,299.6	9,580.4
Expenses
Losses on claims, gross	1,495.8	1,448.9	5,682.9	5,098.4
Losses on claims ceded to reinsurers	(230.9)	(301.6)	(964.3)	(712.0)
Losses on claims, net	1,264.9	1,147.3	4,718.6	4,386.4
Operating expenses	439.9	408.2	1,597.7	1,470.1
Commissions, net	349.3	339.6	1,336.4	1,177.3
Interest expense	67.3	55.6	242.8	219.0
Other expenses	618.2	422.4	1,958.4	1,703.1
	2,739.6	2,373.1	9,853.9	8,955.9
Earnings (loss) before income taxes	(964.9)	74.1	(554.3)	624.5
Recovery of income taxes	(260.7)	(59.0)	(159.6)	(17.5)
Net earnings (loss)	(704.2)	133.1	(394.7)	642.0

Attributable to:
Shareholders of Fairfax	(701.5)	103.4	(512.5)	567.7
Non-controlling interests	(2.7)	29.7	117.8	74.3
	(704.2)	133.1	(394.7)	642.0

Net earnings (loss) per share	$(30.77)	$4.19	$(24.18)	$23.67
Net earnings (loss) per diluted share	$(30.77)	$4.10	$(24.18)	$23.15
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,148	22,235	23,017	22,070

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2016 and 2015
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2016	2015	2016	2015

Net earnings (loss)	(704.2)	133.1	(394.7)	642.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations	(140.0)	(112.3)	(80.2)	(557.9)
Gains (losses) on hedge of net investment in Canadian subsidiaries	25.0	39.6	(37.5)	218.8
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(45.7)	(5.6)	(35.6)	(25.0)
	(160.7)	(78.3)	(153.3)	(364.1)
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(40.9)	23.7	(33.2)	28.8
Net losses on defined benefit plans	(18.3)	(2.2)	(18.3)	(6.1)
	(59.2)	21.5	(51.5)	22.7

Other comprehensive income (loss), net of income taxes	(219.9)	(56.8)	(204.8)	(341.4)
Comprehensive income (loss)	(924.1)	76.3	(599.5)	300.6

Attributable to:
Shareholders of Fairfax	(886.4)	69.7	(696.4)	316.0
Non-controlling interests	(37.7)	6.6	96.9	(15.4)
	(924.1)	76.3	(599.5)	300.6

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2016 and 2015 were:

Net Premiums Written

	Fourth quarter		Year ended December 31,
	2016	2015	2016	2015
Northbridge	251.2	226.9	942.6	887.0
OdysseyRe	486.6	468.9	2,100.2	2,095.0
Crum & Forster	437.0	449.1	1,801.1	1,659.4
Zenith National	148.0	143.1	819.4	785.4
Brit(1)	317.8	383.5	1,480.2	946.4
Fairfax Asia	88.6	77.1	303.1	275.9
Insurance and Reinsurance - Other	112.8	67.1	458.4	489.8
Insurance and reinsurance operations	1,842.0	1,815.7	7,905.0	7,138.9

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2016	2015	2016	2015
Northbridge	233.2	212.8	908.8	874.7
OdysseyRe	521.3	513.4	2,074.1	2,204.1
Crum & Forster	457.2	433.8	1,769.5	1,522.0
Zenith National	211.2	200.6	807.3	766.4
Brit(1)	352.8	398.5	1,399.3	892.5
Fairfax Asia	104.0	85.7	302.5	287.0
Insurance and Reinsurance - Other	111.0	95.8	437.2	442.7
Insurance and reinsurance operations	1,990.7	1,940.6	7,698.7	6,989.4

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2016 and 2015 were:

	Fourth quarter		Year ended December 31,
	2016	2015	2016	2015
Northbridge	91.8%	93.0%	94.9%	91.8%
OdysseyRe	80.4%	71.6%	88.7%	84.7%
Crum & Forster	97.9%	96.6%	98.2%	97.7%
Zenith National	76.6%	81.4%	79.7%	82.5%
Brit(1)	99.1%	94.6%	97.9%	94.9%
Fairfax Asia	95.9%	82.5%	86.4%	87.9%
Insurance and Reinsurance - Other	91.3%	84.3%	93.7%	89.6%
Insurance and reinsurance operations	90.1%	86.4%	92.5%	89.9%

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.